SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
to SCHEDULE 13D
Under the Securities Exchange Act of 1934

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

Floyd D. Gottwald, Jr.
Bruce C. Gottwald
John D. Gottwald
330 South Fourth Street
Richmond, Virginia 23219
Telephone No. 804-788-5401
(Name, address and telephone number of person authorized to
receive notices and communications)

Copy to:
Nancy M. Taylor, Esq.
Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

March 11, 2002
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4),
check the following box [ ].

CUSIP NO. 894650 100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Floyd D. Gottwald, Jr. ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 3,377,446
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 140,973
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,377,446
PERSON WITH	10	SHARED DISPOSITIVE POWER 140,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,518,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 118,345 shares held by a charitable foundation; 1,569,039 shares owned by adult sons
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.20%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 894650 100	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John D. Gottwald ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 2,239,178
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 728,683
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,239,178
PERSON WITH	10	SHARED DISPOSITIVE POWER 728,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

               * Amendment No. 5 amends and supplements Amendment Nos. 1, 2, 3 and 4 to the statement on Schedule 13D filed on August 15, 1989, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to shares of common stock (the "Common Stock") of Tredegar Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 5 is to update the percentage of the Common Stock beneficially owned by Floyd D. Gottwald, Jr. and John D. Gottwald and their immediate families and begin to report the holdings of Common Stock of the Issuer by Floyd D. Gottwald, Jr. and John D. Gottwald separately from the holdings of Common Stock of the Issuer by Bruce C. Gottwald, the brother of Floyd D. Gottwald, Jr. Henceforth, this Schedule 13D, as amended, shall report the holdings of the Issuer's Common Stock by Floyd D. Gottwald, Jr. and John D. Gottwald. Bruce C. Gottwald is filing a new Schedule 13D to reflect his holdings of the Issuer's Common Stock. Because there is no agreement between Floyd D. Gottwald, Jr., John D. Gottwald and Bruce C. Gottwald with respect to the voting or disposition of their shares of the Issuer's Common Stock and Bruce C. Gottwald and his family do not serve in any capacity with the Issuer, they believe that separate filings are more appropriate.

Item 1.     Security and Issuer.

               This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 3.     Source and Amount of Funds or Other Consideration.

               Since the filing of Amendment No. 4, Floyd D. Gottwald, Jr. and John D. Gottwald have not purchased additional shares of Common Stock except automatic purchases pursuant to the Issuer's dividend reinvestment plan and benefit plans involving the Common Stock.

Item 5.     Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 6,604,625 shares 1/ Percentage of Class Owned: 17.16%

(b)	Number of shares as to which such person has:

(i)          sole power to vote or to direct the vote - 5,734,969 2/

(ii)          shared power to vote or to direct the vote - 869,656 3/

(iii)          sole power to dispose of or to direct the disposition of - 5,734,969 2/

(iv)          shared power to dispose of or to direct the disposition of - 869,656 3/

1/	The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or John D. Gottwald are the beneficial owners of (A) 118,345 shares described in Items 5(b)(i) and (iii) or (B) the shares described in Items 5(b)(ii) and (iv).

Page 4 of 7 pages

2/	This amount includes 118,345 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and Bruce C. Gottwald serve as the sole directors, to which Floyd D. Gottwald, Jr. disclaims beneficial ownership.

3/	This amount does not include 1,569,039 shares owned by the adult sons of Floyd D. Gottwald, Jr., other than John D. Gottwald, who do not reside in their father’s home. It does not include shares owned of record by Frank Russell Trust Company, Tacoma, Washington, as Trustee under the Tredegar Corporation Retirement Savings Plan for the employees of the Issuer (the “Plan”), that are held for the benefit of employees other than John D. Gottwald. Shares held by the Trustee under the Plan for the benefit of John D. Gottwald are included in Items (5)(b)(i) and (iii) above. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his or her shares are voted by the Trustee in accordance with management’s recommendations to the shareholders. Because Floyd D. Gottwald, Jr. and John D. Gottwald are directors, John D. Gottwald is an executive officer and they are among the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	There have been no transactions by Floyd D. Gottwald, Jr. or John D. Gottwald in the past 60 days involving shares of the Issuer's Common Stock other than automatic purchases under the Plan by John D. Gottwald.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 869,656 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5 percent of the class of securities for which this Form is filed.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               John D. Gottwald is the son of Floyd D. Gottwald, Jr. This form is being filed because they could be deemed to be a group for purposes of Schedule 13D even though there is no agreement among them with respect to the purchase, sale or retention of Common Stock.

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Floyd D. Gottwald, Jr. and John D. Gottwald and any other person with respect to securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

1.	Agreement between Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald with respect to the filing of this Amendment No. 5 to Schedule 13D.

Page 5 of 7 pages

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2002	/s/ Floyd D. Gottwald, Jr. ----------------------------------------- Floyd D. Gottwald, Jr.

/s/ Bruce C. Gottwald ----------------------------------------- Bruce C. Gottwald

/s/ John D. Gottwald ----------------------------------------- John D. Gottwald

EXHIBIT INDEX

Exhibit 1	Agreement between Floyd D. Gottwald, Jr., Bruce C. Gottwald and John D. Gottwald with respect to the filing of this Amendment No. 5 to Schedule 13D.

Page 6 of 7 pages

Exhibit 1

        We, the undersigned, hereby express our agreement that the attached Amendment No. 5 to Schedule 13D is filed on behalf of each of the undersigned.

Date: March 11, 2002	/s/ Floyd D. Gottwald, Jr. ----------------------------------------- Floyd D. Gottwald, Jr.

/s/ Bruce C. Gottwald ----------------------------------------- Bruce C. Gottwald

/s/ John D. Gottwald ----------------------------------------- John D. Gottwald

Page 7 of 7 pages